UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2005

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: April 18, 2005

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April 18, 2005

CAMTEK WINS ORDER OF OVER $5 MILLION FOR AOI SYSTEMS

ORDER INCLUDES DRAGON, ORION, PEGASUS AND LAM

MIGDAL HA’EMEK, Israel, April 18th – Camtek Ltd. (Nasdaq: CAMT) reported today that it received an order from a leading Taiwanese manufacturer of printed circuit boards (PCB). The order includes a variety of Camtek’s systems, including the Dragon, Orion, Pegasus and LAM. The systems are for the Automated Optical Inspection (AOI) of the customer’s advanced PCB and IC Substrates in its manufacturing plants in China and Taiwan.

“The variety of systems in this single order demonstrates Camtek’s ability to deliver an automated solution for any inspection need on the advanced PCB production floor,” said Cliff Young, General Manager of Camtek Taiwan. “We are proud of having been selected to support the expansion plans of one of the top-50 PCB manufacturers worldwide. This win is a vote of confidence in both our products, and our level of service and customer support.”

The order is valued at approximately $5.2 million; the majority of which is scheduled for delivery during the second quarter of 2005.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Moshe Amit, CFO	Financial Communication	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK International
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-5-469-4902	Fax: +972 544 246720	kenny@gk-biz.com
mosheamit@camtek.co.il		ehud@gk-biz.com

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